March 24, 2020

Via EDGAR
Mr. Robert S. Littlepage
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:    Briggs & Stratton Corporation
Form 10-K for the Fiscal Year Ended June 30, 2019
Form 10-Q for the Quarterly Period Ended December 29, 2019
File No. 001-01370

Dear Mr. Littlepage:
This letter is in response to your letter dated February 26, 2020, commenting on Briggs & Stratton Corporation’s (the “Company” or “we”) Form 10-K for the year ended June 30, 2019, and its Form10-Q for the quarter ended December 29, 2019. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the Fiscal Year Ended June 30, 2019
5. Revenue, page 50

1. Your MD&A disclosures on page 26 as well as statements made in your earnings calls suggest that that the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors differently for certain products as compared to others. Furthermore, it appears that quantitative information about revenue by product (or product sector) is used by management to evaluate your financial performance. For example, in your January 20, 2020 earnings call, you reference "softness in sales of job site products and lower lawn and garden mower sales". Please tell us how you considered providing disaggregated revenue disclosures either by product or product sector. Please refer to ASC 606-10-50-5 and 606-10-55-89 through 55-91.

The Company considered ASC 606-10-55-90 in determining the level of disaggregation of its revenue to present in Note 5 to its consolidated financial statements. The Company’s considerations included the following:

a.	The Company reviewed its disclosures presented outside the financial statements, including in earnings releases and investor presentations.

b.	The Company evaluated information regularly reviewed by the Chief Operating Decision Maker for evaluating the financial performance of its operating segments.

c.
The Company reviewed other information that is similar to the types of information identified in (a) and (b) and that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions.

In determining the categories to include, the Company considered the guidance in ASC 606-10-50-5; while not an exhaustive list of all items considered in determining the disaggregation of revenue, management considered the examples found in ASC 606-10-55-91: (a) the type of good or service (major product lines), (b) geographical region (country or region), (c) market or type of customer (government or non-government customers), (d) type of contract (fixed-price or time-and-materials), (e) contract duration (short- or long-term), (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels (direct to customers or through intermediaries).

1.
Type of goods or services offered - The Company’s revenue consists of sales of engines and products to customers. Engines are primarily offered to Original Equipment Manufacturers (OEMs) which serve commercial and residential markets, and products are primarily offered to retailers and dealers whose channels primarily serve residential and commercial end users. The nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors differently for engines and products, and revenue is accordingly disaggregated at this level in the financial statements. The Company notes that there is not a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows within different product lines within the products segment, but rather in the channel (commercial versus residential).

2.
Geographical region - A significant majority of the Company’s consolidated sales are domestic. In each of the previous two fiscal years, domestic sales have accounted for more than 80% of consolidated sales. Further, international operations are disbursed across more than 15 international entities, which make geographic segregation less meaningful to the user of the financials. The Company has highlighted in previous filings that operations are primarily domestic. The nature, amount, timing and uncertainty of revenues and cash flows follow the same general trend of seasonality both internationally and domestically for engines and products, with no significant level of disparity identified at a lower level geographically.

3.
Market or type of customer - As noted above, the Company markets its engines and products to both residential and commercial end-users. Management has concluded that the nature, timing, amount and uncertainty of revenues and cash flow is dependent on type of customer for engines and products (commercial versus residential).

4.
Type of contract - All sales are governed by a purchase order and all sales are generally recognized upon shipment. Sales prices are fixed in nature for both commercial and residential customers in the engines and products segment; there were no unique factors identified at a lower level that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.

5.
Contract duration - All contracts are short-term in nature for both commercial and residential customers in the engines and products segment; there were no unique factors identified at a lower level that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.

6.
Timing of transfer of goods or services - Revenue is recognized upon shipment of goods for both commercial and residential customers in the engines and products segment; there were no unique factors identified at a lower level that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.

7.
Sales channels - Engines are primarily sold directly to OEMs and products are primarily sold through retailers and dealers. As such, disaggregation by segment (engines versus products) allows the reader to conclude upon revenue by sales channel.

In consideration of the above, the Company concluded that the most meaningful disclosure would be by market or type of customer (ASC 606-10-55-91(c)), in addition to the disaggregation by engine and product segments. As to the specific categories to disclose, the Company concluded that the Commercial and Residential categories are the appropriate categories as they are (a) disclosed and quantified in materials outside of the financial statements, such as earnings releases and investor presentations, (b) evaluated by the Company’s senior management, including the Chief Operating Decision Maker, and (c) essentially the same information used by others within the Company or users of the Company’s financial statements (ASC 606-10-55-89).

In certain instances, the Company may provide limited additional information regarding the performance of certain product lines within a category to provide investors with some context regarding the Company’s overall financial performance; however, any specific product line is not consistently referenced or discussed from period to period. For example, job site sales have only been referenced in two of the last four quarterly earnings press releases, and are insignificant relative to the Company as a whole. When a product line is discussed, the Company generally does not specifically quantify percentage or dollar amounts, for example, “lower than expected sales of job site products.”

Notwithstanding the preceding, the level of disaggregation is subject to re-evaluation for appropriate disclosure as necessary due to changes to the Company or its business, either organically or through subsequent acquisitions or divestitures, or otherwise.

Form 10-Q for the Fiscal Quarter Ended December 29, 2019
Condensed Consolidated Financial Statements

13. Commitments and Contingencies, page 23

2. Given the length of time that has passed since the Exmark suit was filed and since it appears that multiple courts have entered into judgments against the Company in this matter, please tell us how you determined that a loss in this matter was not probable as of December 29, 2019. Please also tell us how you determined that it was not possible to disclose an estimated range of possible loss related to this matter. Refer to ASC 450-20- 25 and 50-3 through 50-4.

The Company considered the guidance within ASC 450-20-25 and notes that entities are required to accrue, by a charge to income, an estimated loss from a loss contingency if (1) it is probable that a liability has been incurred (ASC 450-20-25-2(a)) and (2) the amount of the loss can be reasonably estimated (ASC 450-20-25-2(b)).

In determining whether an accrual is required in connection with the Exmark litigation, the Company considered various factors, including (a) legal and factual circumstances of the case, (b) the trial records and post-trial rulings of the district court, (c) the decision of the appellate court, (d) the current status of the proceedings, (e) applicable law and (f) the views of legal counsel. This review of the Exmark litigation occurs quarterly and more often if significant developments relevant to the suit occur.

On May 12, 2010, Exmark Manufacturing Company, Inc. filed suit against a former subsidiary of the Company which has since been merged with the Company alleging that certain Ferris and Snapper Pro mower decks infringed an Exmark mower deck patent. As a result of a reexamination proceeding in 2012, the United States Patent and Trademark Office (“USPTO”) initially rejected the asserted Exmark claims as invalid.  However, in 2014, that decision was reversed by the USPTO on appeal by Exmark. Following discovery, Exmark and the Company filed several motions for summary judgment in the Nebraska district court, which were decided on July 28, 2015. The court concluded that older mower deck designs infringed Exmark’s patent, leaving for trial the issues of whether current designs infringed, the amount of damages, and whether any infringement was willful.

The case was tried in the district court in September 2015 resulting in a jury verdict finding that the Company’s current mower deck designs do not infringe the Exmark patent. As to the older designs, the jury awarded Exmark $24.3 million in damages and found that the infringement was willful, allowing the judge to enhance the jury’s damages award post-trial by up to three times. On May 11, 2016, the court ruled on post-trial motions and entered judgment against the Company and in favor of Exmark in the amount of $24.3 million in compensatory damages, an additional $24.3 million in enhanced damages, and $1.5 million in pre-judgment interest along with post-judgment interest and costs to be determined.

The Company strongly disagreed with the jury verdict, certain rulings made before and during trial, and the May 11, 2016 post-trial rulings. The Company appealed to the U.S. Court of Appeals for the Federal Circuit on several bases, including the issues of obviousness and invalidity of Exmark’s patent, the damages calculation, willfulness and laches. The appellate court held a hearing on the Company’s appeal on April 5, 2017 and issued its decision on January 12, 2018. The appellate court found that the district court erred in granting summary judgment concerning the patent’s validity and remanded that issue to the district court for reconsideration. The appellate court also vacated the jury’s damages award and the district court’s award of enhanced damages, remanding the case to the district court for a new trial on damages and reconsideration on willfulness. The appellate court affirmed the district court rulings in all other respects.

In subsequent rulings, the district court reaffirmed the validity of Exmark’s patent and its original ruling on willfulness. A new trial on the issue of damages commenced on December 10, 2018, resulting in a damages assessment by the jury of $14.4 million. On December 20, 2018, the district court entered judgment against the Company and in favor of Exmark in the amount of $14.4 million in compensatory damages, an additional $14.4 million in enhanced damages, as well as pre-judgment interest, post-judgment interest and costs to be determined. On April 15, 2019, the district court entered an order denying the Company’s motions related to modification of the jury’s damages award, as well as seeking a new trial in light of certain evidentiary rulings.

The Company strongly disagrees with the verdict and certain rulings made before and during the new trial and intends to vigorously pursue its rights on appeal. The Company filed its notice of appeal on May 14, 2019, and has appealed errors made by the district court in construing certain claims of Exmark’s patent, granting summary judgment motions filed by Exmark, and altering the prejudgment interest rate following the second trial. As of the date hereof, the appeal has been fully briefed and the parties await oral argument and the decision of the Court of Appeals.

The Company has disclosed the amount of compensatory damages, enhanced damages, and prejudgment interest awarded by the district court in each trial, which amounts varied. A third trial, which is one of the potential outcomes of the pending appeal, could result in a different outcome or award amounts.  The validity of Exmark’s patent, a fundamental issue in the case, is not a settled issue in the Company’s view notwithstanding the district court’s prior rulings. Among other things, the USPTO originally ruled that the patent was invalid in 2012. That ruling was overturned during an ex parte reexamination proceeding in which only Exmark, and not the Company, was allowed to participate. As a result, the Company was not able to present its position for consideration by the USPTO Board of Appeals. Additionally, in January 2018 the appellate court found that the district court erred in granting summary judgment concerning the patent’s validity. Though the district court subsequently confirmed the patent’s validity, it did so once again on summary judgment, which the Company believes was legal error given the existence of disputed factual questions that should be decided by a jury.

Given these uncertainties and the significant factual issues yet to be resolved, including whether the patent in question is even valid, the Company believes that its current disclosure complies with ASC 450-20-25 and 50-3 and 50-4, as it is not probable a loss has been incurred and a loss cannot be reasonably estimated as of December 29, 2019.

16. Debt, page 27

3. Please revise your future filings to address the following about the ABL Facility:
Disclose the amounts of available borrowings as of period end.
Explain the terms "Excess Availability", "borrowing base" and "line cap" and describe how they are calculated as of period end.
Since the pricing of your debt is dependent on your Fixed Charge Coverage Ratio, please disclose both the Fixed Charge Coverage Ratio requirement and the actual Fixed Charge Coverage Ratio achieved as of the current period end.
In the interest of transparency for investors, consider using a table to present covenant requirements, actual covenant calculations, interest rates in effect during the period and any other material measures used in determining debt covenant compliance and pricing of the ABL facility.
Similarly revise your liquidity disclosures in MD&A.

In response to the Staff's comment, in future quarterly and annual filings the Company will update its disclosures regarding the ABL Facility to include the following additional disclosure as underlined below (marked for changes against the previously filed Form 10-Q for the fiscal quarter ended December 29, 2019):

On September 27, 2019 the Company entered into a $625 million revolving credit agreement ("ABL Facility") that matures on September 27, 2024, subject to a springing maturity if the Senior Notes are not refinanced or reserved under the ABL Facility 91 days prior to their maturity. The ABL Facility replaced the $500 million amended and restated multicurrency credit agreement ("Revolver") dated March 25, 2016. The initial aggregate commitments under the ABL Facility are $625 million, subject to a borrowing base consisting of certain eligible cash, accounts receivable, inventory, equipment, trademarks and real estate. Availability under the ABL Facility is reduced by outstanding letters of credit. As of December 29, 2019, there were borrowings of $428.3 million and letters of credit of $37.8 million outstanding under the ABL Facility. As a result, availability under the ABL was $107.7 million at December 29, 2019. There were outstanding borrowings of $160.5 million under the Revolver as of June 30, 2019. In connection with the ABL Facility, the Company incurred $4.8 million of fees in fiscal year 2020. The Company classifies debt issuance costs related to the ABL Facility as an asset, regardless of whether it has any outstanding borrowings on the line of credit arrangements. The ABL Facility is secured by first priority liens on substantially all of the Company's assets.

Borrowing under the ABL Facility by the Company bear interest at a rate per annum equal to the 1, 2, 3 or 6 month LIBOR rate plus an applicable margin varying from 1.50%  to

2.25% depending on the Consolidated Fixed Charge Coverage Ratio at the most recent determination date; see below regarding a change to the interest rate as a result of an amendment to the ABL Facility in the third fiscal quarter of 2020.  In addition, the Company is subject to a 0.25% commitment fee on the unused portion of the commitments and a 1.25% letter of credit fee.

The Senior Notes and the ABL Facility contain covenants that are usual and customary for facilities and transactions of this type and that, among other things, restrict the ability of the Company and/or certain subsidiaries to pay dividends, repurchase equity interests of the Company and certain subsidiaries, make other restricted payments, incur or guarantee certain indebtedness, create liens, consolidate and merge and dispose of assets, and enter into transactions with the Company's affiliates. These covenants are subject to a number of other limitations and exceptions set forth in the agreements. The ABL Facility contains a springing financial covenant that would require the Company to maintain a Fixed Charge Coverage Ratio (as defined in the ABL Facility) of no less than 1.0 to 1.0 if the aggregate availability under the ABL Facility (also referred to as excess availability) decreases below the greater of $50 million and 12.5% of the borrowing base. If aggregate availability were to fall below this level, the Company would be required to test the Fixed Charge Coverage Ratio.

On January 29, 2020, the Company entered into an Amendment to the ABL Facility (the “Amendment”). The Amendment, among other things, adds a new pricing level increasing the specified interest rate by 25 basis points to apply from January 29, 2020 until the Company delivers financial statements for the third fiscal quarter of 2020. The new pricing level will also be in effect thereafter when the Company’s Fixed Charge Coverage Ratio is less than or equal to 0.75 to 1.00. Additionally, the Amendment reduces the minimum aggregate availability required to trigger a liquidity event (as defined in the ABL Facility) between September 27, 2019 and the end of the Company’s third fiscal quarter of 2020 to the greater of $30 million and 7.5% of the line cap, which is equal to the lesser of aggregate commitments and the borrowing base. Should availability fall below 7.5%, the Company would be required to test the Fixed Charge Coverage Ratio, and would not have complied as of December 29, 2019 because the Fixed Charge Coverage Ratio was 0.44 to 1.00 at that time.

Additionally, the Amendment amends the financial covenant to reduce the minimum aggregate availability to avoid triggering the requirement to comply with the Fixed Charge Coverage Ratio from September 27, 2019 to the end of the Company’s third fiscal quarter of 2020. As amended, the Company must maintain a Fixed Charge Coverage Ratio of no less than 1.0 to 1.0 when aggregate availability is less than the greater of $30 million and 7.5% of the line cap, which is equal to the lesser of aggregate commitments and the borrowing base. Thereafter, the aggregate availability threshold will revert back to the greater of $50 million and 12.5%.

The Company was in compliance with all financial covenants of the ABL Facility and Senior Notes as of December 29, 2019.

The Company will reflect the above changes in the MD&A as well.

Critical Accounting Policies, page 40

4. We note that in your Form 8-K filed January 30, 2020 you announced a revision to your outlook for 2020 to reflect increased uncertainty related to the upcoming lawn and garden selling season in North America and Europe. We also note significant declines in your stock price since June 30, 2019. Please refer to ASC 350-20-35-3C and 35-30 and tell us how you considered performing an interim goodwill impairment analysis as of December 29, 2019.

The Company has four reporting units, which are Engines, Turf & Consumer, Standby Generators, and Job Site. The Standby Generators reporting unit does not have any goodwill. For the remaining three reporting units, the Company has a robust process to evaluate whether there were any triggering events to consider during the second fiscal quarter of 2020. During the second fiscal quarter, management considered such factors as the Company’s revised outlook for 2020 and stock price.
Revised guidance for 2020:
On January 30, 2020, management issued revised guidance. Management left the upper end of the sales guidance unadjusted. The revision was primarily due to softer than anticipated retail activity this fall, which left channel inventories of residential mowers elevated in North America and Europe, and signals by channel partners that they intend to adopt a conservative approach to ordering for the upcoming season. Management considered that the caution is due to channel inventory levels, which is considered timing related, and management did not believe the long range plan would be significantly impacted. Based on sensitivity analysis of the most recent model performed in fiscal 2019, the changes in the guidance were determined to not cause a significant impact on the fair value that would trigger an impairment. As a result, management concluded the reduced guidance in fiscal 2020 was not a triggering event as it was timing related and did not significantly impact the long range plan.

Stock Price:

The Company’s stock price experienced significant volatility during the first six month of fiscal 2020, ranging from a low of $3.96 to a high of $10.51. The stock price was at a high of $10.51 in the beginning of fiscal 2020. The price dropped to $3.96 after the release of results for the fourth fiscal quarter of 2019. While it is subjective as to the reason or reasons for the decline, it appears that one of the main reasons was the poor fourth quarter fiscal 2019 results, particularly in light of the guidance provided in the third quarter. During fiscal 2019, the Company’s consolidated results included the impact of temporary inefficiencies largely associated with the ramp-up of business optimization initiatives, which resulted in depressed gross margin. In fiscal 2020, management plans to recover a portion of the inefficiencies that were encountered in fiscal 2019. Through the end of the second quarter, management remains on track with these efficiency improvement targets.

From its stock price low of $3.96 following the fourth quarter earnings release, the stock price increased to $8.79 after the release of results for the first fiscal quarter of 2020 which were largely in line with management’s guidance and expectations. As of December 29, 2019, the closing price of the Company’s stock was $5.91. While there was significant volatility, the December 29, 2019 closing price was approximately 50% higher than the low of $3.96 after the release of results for the fourth fiscal quarter of 2019. As a result, management did not believe the December 29, 2019 stock price represented a sustained depressed price.

As noted above, management did not believe there was a triggering event during the second fiscal quarter of 2020

Subsequent to the release of the results for the second fiscal quarter of 2020, the Company’s stock declined below the $3.96 price that followed the fourth quarter results, and has not recovered. At the end of February 2020, the stock price was $3.17. Based on the continued downward trend of the stock price during the third fiscal quarter, management has concluded that a triggering event occurred in the third fiscal quarter and are in the process of performing an interim goodwill analysis.

* * * * *
If you have any further comments or questions regarding this response, please contact the undersigned at 414.256.8019 or by electronic mail at schwertfeger.mark@basco.com. Thank you for your attention to this matter.

Very truly yours,

BRIGGS & STRATTON CORPORATION

/s/ Mark A. Schwertfeger
Mark A. Schwertfeger
Senior Vice President & Chief Financial Officer